13012436

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbridge Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1451 W. Cypress Creek Road, Suite # 204
(No. and Street)

Fort Lauderdale (City) Florida (State) 33309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert P. Spitler (954) 334-3450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

~~Liggett, Vogt & Webb P.A.~~
(Name – *if individual, state last, first, middle name*)

1500 Gateway Blvd. STE 202 (Address) Boynton Beach, FL (City) 33426 (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert P. Spitler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbridge Securities Corporation, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YVONNE CAROL CASEY-FORD
MY COMMISSION # EE071770
EXPIRES March 08, 2015
(407) 398-0153 FloridaNotaryService.com

Notary Public

Signature

President & CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIGGETT,
VOGT &
WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

NEWBRIDGE SECURITIES CORPORATION
(A MAJORITY OWNED SUBSIDIARY OF NEWBRIDGE FINANCIAL, INC.)

REPORT PURSUANT TO RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEWBRIDGE SECURITIES CORPORATION
(A MAJORITY OWNED SUBSIDIARY OF NEWBRIDGE FINANCIAL, INC.)

CONTENTS

LVW LIGGETT,
VOGT &
WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of:
Newbridge Securities Corporation
(a majority owned subsidiary of Newbridge Financial, Inc.)

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Newbridge Securities Corporation. (a majority owned subsidiary of Newbridge Securities, Inc.) as of December 31, 2012, and the related statement of operations, changes in shareholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbridge Securities Corporation. (a majority owned subsidiary of Newbridge Securities, Inc.) as of December 31, 2012 and the results of its operations and its cash flows for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Liggett, Vogt & Webb, P.A.

LIGGETT, VOGT & WEBB, P.A.
Certified Public Accountants

Boynton Beach, Florida
February 25, 2013

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

CURRENT ASSETS		
Cash	$	1,043,007
Deposit held at clearing broker		126,781
Cash held in accounts at clearing broker		800,199
Receivable from clearing broker		1,467,700
Securities at market value		78,643
Accounts receivable		373,596
Loans receivable, less allowance for doubtful accounts of $435,410		410,577
Employee advances, less allowance for doubtful accounts of $40,000		7,503
Interest Receivable		39,989
Prepaid expenses		50,164
Deposits		15,014
TOTAL CURRENT ASSETS		4,413,173
PROPERTY & EQUIPMENT, NET OF ACCUMULATED DEPRECIATION		84,141
TOTAL ASSETS	$	4,497,314

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Payable to clearing broker	$	35,236
Accounts payable, accrued expenses, and other liabilities		826,379
Commissions payable		1,574,924
TOTAL CURRENT LIABILITIES		2,436,539
SUBORDINATED BORROWINGS		1,194,444
TOTAL LIABILITIES		3,630,983
COMMITMENT AND CONTINGENCIES (NOTE 10)		
SHAREHOLDERS' EQUITY		
Common stock--Class A--no par value, 5,000 shares authorized, issued and outstanding		4,981,977
Common stock--Class B--no par value, 1,000 shares authorized, 195 shares issued and outstanding		750,000
Accumulated deficit		(4,865,646)
TOTAL SHAREHOLDERS' EQUITY		866,331
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	4,497,314

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES:		
Commissions	$	30,989,528
Private placement income		25,275
Investment banking income		392,809
Trading income		2,319,341
Interest		311,708
Client transaction service fee income		1,445,789
Other revenue		1,264,733
TOTAL REVENUES		36,749,183
EXPENSES:		
Employee compensation and benefits		31,695,566
Clearing charges		130,320
Management fees		1,650,000
Communications		486,164
Customer settlements		958,390
Professional fees		547,630
Regulatory fees and expenses		216,557
Interest expense		130,980
Other operating expenses		986,043
TOTAL OPERATING EXPENSES		36,801,651
NET LOSS BEFORE INCOME TAXES	$	(52,468)
Provision for Income Taxes		8,718
NET LOSS	$	(61,186)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING-BASIC AND DILUTED		5,195
LOSS PER COMMON SHARES-BASIC AND DILUTED	$	(11.78)

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended December 31, 2012

	COMMON STOCK									
	CLASS A:			CLASS B:			ACCUMULATED			
	SHARES		AMOUNT	SHARES		AMOUNT		DEFICIT		TOTAL
Balance - January 1, 2012	5,000	$	4,281,977	195	$	750,000	$	(4,804,460)	$	227,517
Additional Capitalization	-		700,000	-		-		-		700,000
Net Loss	-		-	-		-		(61,186)		(61,186)
Balance December 31, 2012	**5,000**	**$**	**4,981,977**	**195**	**$**	**750,000**	**$**	**(4,865,646)**	**$**	**866,331**

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(61,186)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation		43,695
Provision for broker bad debts		76,327
Forgiveness of subordinated loan		(238,889)
Increase in deposits and cash at clearing broker		(199,621)
Increase in receivable from clearing broker		(29,991)
Increase in securities at market value		(13,569)
Increase in accounts receivable		(327,362)
Decrease in loans receivable		263,019
Increase in employee advances		(15,428)
Decrease in interest receivable		31,394
Decrease in prepaid expenses		6,966
Decrease in deposits		7,374
Decrease in securities sold short at market value		(9,127)
Increase in payable to clearing broker		10,802
Decrease in accounts payable, accrued expenses and other liabilities		(1,521)
Increase in commissions payable		125,155
Net cash used in operating activities		(331,962)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(12,650)
Net cash used in investing activities		(12,650)
CASH FLOW FROM FINANCING ACTIVITIES		
Additional Capitalization		700,000
Net cash provided by financing activities		700,000
Net increase in cash		355,388
CASH AT JANUARY 1, 2012		687,619
CASH AT DECEMBER 31, 2012	$	1,043,007

Supplemental disclosure of cash flow information

Cash paid during the year for:		
Income taxes	$	8,718
Interest	$	130,980

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2012

Subordinated borrowings at January 1, 2012	$	1,433,333
Decreases:		
Forgiveness of subordinated loan		(238,889)
Subordinated borrowings at December 31, 2012	$	1,194,444

The accompanying notes are an integral part of these financial statements

NOTE 1 – BUSINESS AND ORGANIZATION

Incorporation

The Company was incorporated in Virginia on December 17, 1997 as Ludwig Investments, Inc. In 2000, Newbridge Financial, Inc. (formerly Financial Holdings & Investments Corp.) acquired the Company and renamed the Company Newbridge Securities Corporation. The Company is a majority (96.25%) owned subsidiary of Newbridge Financial, Inc. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 as amended, and is a member of The Financial Industry Regulatory Authority (FINRA).

Nature of business

The Company acts as an introducing broker through a fully disclosed clearing arrangement with a clearing broker-dealer. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits customer account activity statements to the Company's customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements and related notes are prepared in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

Revenue recognition

The Company generally acts an agent or as a principal in executing customer orders to buy or sell listed and over-the–counter securities. The company charges commissions based on the services the Company provides to its customers. The company may also recognize a mark-up or mark-down on transactions in which it acts as a principal. Mark-ups, mark-downs, and commissions are generally priced competitively based upon the services the Company provides to its customers and are in compliance with guidelines established by FINRA.

Customer security transaction and the related commission income and expense are recorded on a trade date basis. Customers who are financing their transaction on margin are charged interest, which is billed on the average daily balance of the margin account. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firm, COR Clearing, LLC ("COR"),

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Revenue recognition – (continued)

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Net trading profits result from mark-ups and mark-downs in securities transactions entered into for the account of the Company. Some of these transactions may involve the Company taking a position in securities that may expose the company to losses. Net trading profits are recorded on a trade date basis.

Commissions earned from the sale of certain financial products such as REITS and variable annuities are paid to the Company directly by the product provider via check or wire transfer. These revenues and all corresponding liabilities are recorded as of the date of receipt of funds.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has been named as a defendant in various customer arbitrations. These claims result from the actions of brokers affiliated with the Company. In addition, under the Newbridge Securities Corporation Registered Representatives contract, each registered representative has indemnified the Company for these claims and is responsible for covering costs in connection with these claims. The Company also carries an errors and omissions insurance policy which may provide coverage for non-recoverable losses incurred as a result of these customer arbitrations.

Use of estimates – (continued)
The Company has established liabilities for potential losses from such complaints, legal actions, government investigations and proceedings. In establishing these liabilities, the Company's management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined. As of December 31, 2012, the Company had accrued approximately $190,000 for these matters. While we will vigorously defend ourselves in these matters and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these lawsuits and arbitrations will not have a material adverse impact on our financial position.

Securities and brokerage transactions
Proprietary inventory transactions and the related gains and losses are recorded on a trade date basis. Securities owned are reported at fair value and any fluctuations are reported as a component of other revenue. Commission revenue and related expenses are also recorded on a trade date basis.

Receivable from clearing broker
Clearing broker receivables are commissions receivable that are uncollateralized trade obligations due under normal trade terms that require payments within approximately 10 days of the month end. Unpaid balances do not bear interest. Commissions receivable are stated at the amount settled with the Company's clearing broker and payments are remitted monthly. The Company considers commissions receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2012.

Valuation of securities owned
Securities owned use the fair market value as reported by stock exchanges and published quoted prices. Management considers these short-term investments as trading securities and any changes in the market value are recognized in operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Loans receivable and interest income

The Company records certain unearned payments to registered representatives as loans receivable. These loans are evidenced by promissory notes and are typically earned over time in accordance with the terms of the employment agreement and promissory note. The firm establishes a reserve for the remaining principal amount of any loan upon termination of the registered representative's employment regardless of the reason for termination or collectability of the remaining balance. The reserve amount is recorded as bad debt expense on the statement of income. Any subsequent recoveries are credited to bad debt expense in the period of recovery. The company has reserved approximately $435,000 as of December 31, 2012.

The promissory notes, referred to above, include a stated rate of interest. The Company's balance sheet reflects interest accrued on the remaining principal balance of all loans receivable as of December 31, 2012.

Property and equipment

Property and equipment are carried at cost. For both financial statement and income tax purposes, depreciation of property and equipment is provided based upon the accelerated methods allowable by tax regulations over the estimated useful lives of the assets, ranging from 5 to 7 years, at the time the assets were placed in service.

Income taxes

The Company files a consolidated income tax return with its Parent and other affiliated companies. The Company computes its income taxes on a separate return basis.

The Company evaluates uncertain tax positions under ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken, or expected to be taken, in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest expense, net" in the statements of operations. Penalties would be recognized as a component of "General and administrative expenses."

The Company has no uncertain tax positions related to tax years that remain subject to examination by relevant tax authorities. The Company files income tax returns in the United States (federal) and in Florida and various other states and local jurisdictions. The Company is no longer subject to federal, state and local income tax examinations by tax authorities for years prior to 2009. As of December 31, 2012, no liability for unrecognized tax benefits was required to be recorded, and no change in assessment is expected within the next 12 months.

Statement of cash flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less that ninety days, and are not held for sale in the ordinary course of business.

Loss per share

Basic loss per share of common stock is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company had issued no dilutive potential common shares.

Advertising costs

Advertising costs are expensed as incurred. Advertising costs, which are included in business development expenses in the accompanying statement of operations, were approximately $14,530 during the year ended December 31, 2012.

Recently issued accounting standards

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to our financial statements.

Accounting Standards Update No. 2011-11 "Disclosures about Offsetting Assets and Liabilities" was issued in December, 2011 and is effective for reporting periods beginning on or after January 1, 2013. Management does not expect this update to have a material impact on our financial statements since the Company does not hold financial or derivative instruments that are offset and it is not subject to any type of master netting arrangement or similar agreement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Accounting Standards Update No. 2012-02 "Intangibles – Goodwill and Other" was issued in July, 2012 and is effective for reporting periods beginning after September 15, 2012. Management does not expect this update to have a material impact on our financial statements since the Company does not currently include any indefinite-lived intangible assets in its financial statements.

Accounting Standards Update No. 2012-04 "Technical Corrections and Improvements" was issued in October, 2012 and for privately held companies it is effective for reporting periods beginning after December 15, 2013. This update covers a wide range of financial codification and reporting topics. Management does not expect this update to have a material impact on our financial statements.

Accounting Standards Update No. 2012-06 "Business Combinations" was issued in October, 2012 and is effective for reporting periods beginning on or after December 15, 2012. Management does not expect this update to have a material impact on our financial statements since the Company does not currently recognize any indemnification assets on its financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment are summarized by major classifications as follows:

Furniture and Fixtures	$247,231
Computers & Equipment	505,480
Software	107,550
Leasehold Improvements	27,439
	887,700
Less: accumulated depreciation	803,559
	$ 84,141

Total depreciation expense amounted to $43,695 for the year ended December 31, 2012.

NOTE 4 – FAIR VALUE

The fair value of certain financial instruments of the Company's approximates cost because of their short maturities. The financial instruments includes cash and cash equivalents, accounts receivable, loans receivable, commission payable, and other accrued liabilities. The Company measures and reports fair value in accordance with ASC 820, "Fair Value Measurements and Disclosure." ASC 820 defines fair value as establishing a frame work for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value investments.

Fair value, as defined in ASC 820, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset should reflect its highest and best use by market participants, principal (or most advantageous) markets, and an in-use or in-exchange valuation premise. The fair value of a liability should reflect the risk of non-performance, which includes, among other things, the Company's credit risk.

Valuation techniques are generally classified into three categories: the market approach; the income approach; and the cost approach. The selection and application of one or more of the techniques may require significant judgment and are primarily dependent upon the characteristics of the asset or liability, and the quality and availability of inputs. Valuation techniques used to measure fair value under ASC 820 also provides fair value hierarchy for inputs and resulting measurement as follows:

Level 1
Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data from substantially the full term of the assets or liabilities; and

Level 3
Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair values.

Fair value – (continued)

Fair value measurements are required to be disclosed by the Level within the fair value hierarchy in which the fair value measurements in their entirety fall. Fair value measurements using significant unobservable inputs (in Level 3 measurements) are subject to expanded disclosure requirements including a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following: (i) total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings, and a description of where those gains or losses included in earnings are presented in the statement of operations.

The following table presents the Company's fair value hierarchy for those assets and liabilities measure at fair value on a recurring basis as of December 31, 2012.

	December 31, 2012			
	Total	Level 1	Level 2	Level3
Assets				
Securities				
Equities	$ 55,167	$ 55,167	$ -	$ -
Bonds	23,476	23,476	-	-
Total assets at fair value	$ 78,643	$ 78,643	$ -	$ -
Liabilities				
Financial instruments sold, not yet purchased:				
Equities	$ -	$ -	$ -	$ -
Bonds	-	-	-	-
Total liabilities at fair value	$ -	$ -	$ -	$ -

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis. As of December 31, 2012, the ratio of aggregate indebtedness to net capital was 5.71:1 and net capital was $1,018,491, which exceeded the minimum net capital requirement by $631,010.

NOTE 6 – DEPOSIT WITH CLEARING BROKER

In accordance with the terms of its clearing arrangement, the Company is required to maintain a minimum balance of $125,000 in a deposit account retained by its clearing broker dealer. The deposit account is interest earning, is held in the name of the Company, and the funds are not available for inclusion by the clearing broker dealer in its computation of net capital or for other operating purposes.

NOTE 7 – RELATED PARTY TRANSACTIONS

Under an agreement between the Company and Newbridge Financial, Inc. (majority shareholder and Parent Company), the Company pays a management fee to the Parent. The management fee is a mutually agreed upon amount and may not represent the cost of obtaining the aforementioned items from an unrelated party. The management fees are paid for financial and administrative services, and for providing office facilities including furniture, fixtures, and equipment. For the year ended December 31, 2012, the total management fee paid to the affiliate was $1,650,000. The Company will be filing a consolidated income tax return with its affiliated group members for the year ended December 31, 2012. The Company had a balance of $115,000 due from the Parent at December 31, 2012.

Some of the officers of the Company are also the officers of the Parent and have a direct ownership interest in the Parent. At December 31, 2012, the Company had amounts due from officers of $0. During 2012, the Company paid a total of $4,590 per month to FINRA on behalf of two of the owners of the Parent and paid $40,000 to a consulting firm owned by the owners of the parent. These payments are reflected in the Company's operating results.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

The Company maintains cash balances in several bank accounts that often exceed $250,000. Cash in any individual account in excess of $250,000 is not insured by FDIC and may be exposed to risk. At December 31, 2012, the Company had approximately $1,120,000 of cash that was not insured by FDIC.

NOTE 9 – EMPLOYEE BENEFIT PLAN

After completing 90 days of employment, each Company employee is eligible to participate in a Section 401(k) plan ("Plan") that the Parent sponsors. The Company made no contributions to the Plan during the year ended December 31, 2012, and is not required to contribute to the Plan.

NOTE 10 – CONTINGENCIES

At December 31, 2012, various customers have instituted arbitration proceedings against the Company.

In one matter, the Company has offered a settlement of $110,900 and the financial statements reflect an accrued liability for that amount.

In another matter, the client and the Company have subsequently agreed to a settlement of $24,194 and the financial statements reflect an accrued liability for that amount.

In another matter, the Company subsequently agreed to pay a fine of $15,000 to the State of New Jersey and the financial statements reflect an accrued liability for that amount.

In another matter, the Company subsequently agreed to pay a fine of $40,000 to the State of Florida and the financial statements reflect an accrued liability for that amount.

Management is contesting all other cases vigorously. Management feels that the outcome of these remaining cases along with the potential for the Company to recover all or a portion of any losses through a claim with professional liability insurance carrier and /or indemnification provided to Company by the registered representative are uncertain. Management feels that an estimate of loss cannot be made. The financial statements do not reflect an accrual for any losses in these matters.

NOTE 10 – CONTINGENCIES - (continued)

Leases

On July 8, 2011, the Company entered into an agreement to lease 3,120 square feet of rentable office space in Chicago, Illinois for $4,225 per month during the first year of occupancy and $4,355 per month during the remainder of the lease. The original lease expires on July 31, 2013.

Future minimum commitments related to non-cancelable leases as of December 31, 2012 are as follows:

	Office Leases
For the year ended December 31, 2013:	$ 30,485
Total	$ 30,485

NOTE 11 – EQUITY

The Company has two classes of common shares outstanding. Class A shares have no par value and do have voting rights. All Class A shares outstanding (5,000 shares) are held by the Parent. Class B shares have no par value and no voting rights.

The Company accepted a one-time permanent capital infusion of $700,000 from the Parent in March, 2012. This amount is included in Common Stock Class A in the balance sheet as of December 31, 2012.

NOTE 12 – SUBORDINATED BORROWINGS

The borrowings under the subordination agreement at December 31, 2012, are due to the Company's clearing broker. The subordinated borrowings bear interest at 8 percent per annum, payable monthly, and such interest payments are current at December 31, 2012. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 12 – SUBORDINATED BORROWINGS - (continued)

The subordinated-borrowings note payable had an effective date of September 17, 2008 and an original principal balance of $2,900,000, of which $750,000 was converted to equity, in the form of Class B common stock. This conversion resulted in the clearing broker's having an equity interest of 3.75% of the total number of outstanding shares of the Company. The remaining outstanding shares are all held by the Parent.

As part of the above-mentioned conversion, the principal of the subordinated loan was reduced to $2,150,000, which is forgivable in the amount of $238,889 per year beginning 12 months after the effective date of the loan agreement and ending 9 years after the effective date of the loan agreement. The remaining principal balance as of December 31, 2012 is $1,194,444.

NOTE 13 – INCOME TAXES

The provision (benefit) for income taxes from continued operations for the year ended December 31, 2012 consist of the following:

Current:	
Federal	$ -
State	-
	$ -
Deferred:	
Federal	$ (16,000)
State	(5,000)
	$ (21,000)
Provision from the operating Loss	$ 21,000
Provision (benefit) for income Taxes, net	$ -

The difference between income tax expense computed by applying the federal statutory corporate tax rate and actual income tax expense is as follows:

Statutory federal income tax rate	26.00%
State income taxes and other	8.90%
Combined statutory income tax rate	34.90%
Valuation allowance	(34.90%)
Effective tax rate	-

NOTE 13 – INCOME TAXES – (continued)

Deferred income taxes result from temporary differences in the recognition of income and expenses for the financial reporting purposes and for tax purposes. The tax effect of these temporary differences representing deferred tax asset and liabilities result principally from the following:

Net operating loss	$1,222,000
Valuation allowance	(1,222,000)
Deferred income tax asset	$ -

The Company has a net operating loss carry forward of approximately $3,600,000 available to offset future income through 2032.

A deferred tax asset and an increase in the valuation allowance in the amount of $21,000 has been recorded to recognize the benefit of Federal and Florida net operating loss carry-forwards for financial-reporting purposes at December 31, 2012. This deferred tax asset is offset by a valuation allowance in the same amount because the Company believes it is likely that future benefits will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased. The Company's Federal and Florida net operating loss carry-forwards for financial-reporting purposes will expire in the year 2032.

The tax provisions or benefits differ from amounts that would be calculated by applying federal statutory rates to income or loss before income taxes because the Company and its Parent are subject to both state and federal income taxes.

NOTE 14 – DIVIDENDS

The Company did not declare or pay any dividends on common shares during the year ended December 31, 2012.

NOTE 15 – SUBSEQUENT EVENTS

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclose through February 25, 2013, the date the financial statements were issued.

Subsequent to December 31, 2012, the Company agreed to settlements of three matters which are referred to in Note 10. The financial statements reflect an accrued liability for the effect of these three settlements.

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE I - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2012

COMPUTATION OF NET CAPITAL

Total shareholders' equity			$	866,331
Additions:				
Liabilities subordinated to claims of general creditors				1,194,444
Total capital and allowable subordinated liabilities				2,060,775
Deductions and/or charges				
Nonallowable assets:				
Accounts receivable	$	368,209		
Loans receivable, less allowance for doubtful loans of $435,410		410,577		
Employee advances, less allowance for doubtful advances of $40,000		7,503		
Interest Receivable		39,989		
Prepaid expenses		50,164		
Deposits		15,014		
Property and equipment, net of accumulated depreciation		84,141		975,597
Net capital before haircuts on securities positions				1,085,178
Less: Restricted stocks		54,794		
Less: Blockage charges		117		54,911
Less: Haircuts on securities				
(computed where applicable, pursuant to rule 15c3-1(f))				
Trading and investment securities - stocks, bonds and cd's		11,776		
Undue concentrations		-		11,776
NET CAPITAL			$	1,018,491

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital required (greater of a or b)	$	387,481
a. Minimum net capital required (6-2/3% of aggregate indebtedness)	$	387,481
b. Minimum dollar amount of net capital required	$	100,000
Excess Net Capital	$	631,010

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE II - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2012

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Payable to clearing broker	$ 11,882	
Accounts payable, accrued expenses and other liabilities	826,379	
Commissions payable	1,574,924	2,413,185
Items not included in statement of financial condition		
Contingencies		3,399,000
Total aggregate indebtredness		$ 5,812,185
Ratio of aggregate indebtedness to net capital		5.71

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE III - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2012

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Allowable and Nonallowable Assets), as filed for the period ended December 31, 2012 are as follows:

	Unaudited	Adjustments	Audited
Allowable assets	$ 3,521,717	$ -	$ 3,521,717
Nonallowable assets			
Increase in accounts receivable	201,804	171,792	373,596
Other Non-allowable assets	602,001	-	602,001
	803,805	171,792	975,597
Total Assets	$ 4,325,522	$ 171,792	$ 4,497,314

NEWBRIDGE SECURITIES CORPORATION
SCHEUDLE IV - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2012

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Liabilities and ownership equity) as filed for the period ended December 31, 2012 are as follows:

	Unaudited	Adjustments	Audited
Liabilities Included in Aggregate Indebtedness			
Increase in accounts payable, accrued expenses and other liabilities	$ 733,765	$ 92,614	$ 826,379
Increase in commissions payable	1,532,476	42,448	1,574,924
Other liabilities included in aggregate indebtedness	11,882	-	11,882
	2,278,123	135,062	2,413,185
Non A.-I. Liabilities			
Liabilities subordinated to claims of general creditor:	$ 1,194,444	$ -	$ 1,194,444
Other liabilities	23,354	-	23,354
	1,217,798	-	1,217,798
Total Liabilities	$ 3,495,921	$ 135,062	$ 3,630,983
Ownership Equity			
The effect of above adjustments on retained earnings	(4,902,376)	36,730	(4,865,646)
Common Stock/APIC	5,731,977	-	5,731,977
	829,601	36,730	866,331
Total Liabilities and Ownership Equity	$ 4,325,522	$ 171,792	$ 4,497,314

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE V - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2012

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Computation of Net Capital) as filed for the period ended December 31, 2012 are as follows:

	Unaudited	Adjustments	Audited
Total Ownership Equity			
The effect of income adjustments on retained earning:	$ 829,601	$ 36,730	$ 866,331
Additions			
Liabilities subordinated to claims of general creditors	1,194,444	-	1,194,444
Total Capital and allowable subordinated liabilities	2,024,045	36,730	2,060,775
Deductions and/or charges			
Non-Allowable Assets	$ 803,805	$ 171,792	$ 975,597
Other Deductions and/or Haircuts	66,687	-	66,687
Total Deductions and/or charges	870,492	171,792	1,042,284
Net Capital	$ 1,153,553	$ (135,062)	$ 1,018,491

NEWBRIDGE SECURITIES CORPORATION
SCHEDUEL VI - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2012

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Computation of Aggregate Indebtedness) as filed for the period ended December 31, 2012 are as follows:

	Unaudited	Adjustments	Audited
Total A.I. Liabilites from Statement of Financial Condition			
The effect of income adjustments on aggregate indebtedness	$ 2,278,123	$ 135,062	$ 2,413,185
Additions			
Other unrecorded amounts	2,524,360	874,640	3,399,000
Total Aggregate Indebtedness	$ 4,802,483	$ 1,009,702	$ 5,812,185

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE VII - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2012

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Newbridge Securities Corporation qualified for exemption under subparagraph (k) (2) (ii) of the Rule.

LVW LIGGETT, VOGT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17-a-5

To the Board of Directors of:
Newbridge Securities Corporation (a majority owned subsidiary of Newbridge Financial, Inc.)

In planning and performing our audit of the financial statements and supplementary information of Newbridge Securities Corporation (a majority owned subsidiary of Newbridge Financial, Inc.) as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule17a-3(a)(11) and for determining compliance with the exceptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than an inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Liggett, Vogt & Webb, P.A.

LIGGETT, VOGT & WEBB, P.A.
Certified Public Accountants

Boynton Beach, Florida
February 25, 2013

LIGGETT,
VOGT &
WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

INDEPENDENT AUDITORS REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO RULE 17a-5(e) 4 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

To the Board of Directors of:
Newbridge Securities Corporation (a majority owned subsidiary of Newbridge Financial, Inc.)

In accordance with Rule 17a-5(e) 4 under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Newbridge Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Newbridge Securities Corporation's compliance with the applicable instructions of (Form SIPC-7). Newbridge Securities Corporation's management is responsible for the Newbridge Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follow:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records; noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; noting no differences.

4. Proved the arithmetic accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments; noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Liggett, Vogt & Webb, P.A.

LIGGETT, VOGT & WEBB, P.A.
Certified Public Accountants

Boynton Beach, Florida
February 25, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052538 FINRA DEC
NEWBRIDGE SECURITIES CORPORATION 15*15
1451 W CYPRESS CREEK RD STE 204
FT LAUDERDALE FL 33309-1914

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert P. Spitler
954-334-3450 ext. 235

2. A. General Assessment (item 2e from page 2)		$70,077
B. Less payment made with SIPC-6 filed (exclude interest) July 31, 2012 Date Paid		(35,360)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		34,717
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$34,717
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$34,717	
H. Overpayment carried forward	$(0)	

POSTED

2-1210

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Newbridge Securities Corporation
(Name of Corporation, Partnership or other organization)

Robert P. Spitler
(Authorized Signature)

Dated the 31st day of January, 2013.

President and CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 36,577,391
2b. *Additions:*	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,676,655
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	2,319,341
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	242,549
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Miscellaneous fees charged to registered reps (Deductions in excess of $100,000 require documentation) of Newbridge for administrative services such as technology, e-mail, supervision and E&O Insurance	176,948
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 130,980	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 124,683	
Enter the greater of line (i) or (ii)	130,980
Total deductions	8,546,473
2d. SIPC Net Operating Revenues	$ 28,030,918
2e. General Assessment @ .0025	$ 70,077

(to page 1, line 2.A.)